

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

Via E-mail
Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

      Re: **Alliance Data Systems Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 1, 2010
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 28, 2011
               File No. 001-15749

Dear Mr. Heffernan:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Stephen Krikorian

                    Stephen Krikorian
                    Accounting Branch Chief